UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
CUMULUS MEDIA INC.

(Name of Issuer)
Class A Common Stock, $.01 par value

(Title of Class of Securities)
231082108

(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. 231082108	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,781,760

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,781,760

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,791,760

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 231082108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS John W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,133,808

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,133,808

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,133,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 231082108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Michael W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,347,683

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,347,683

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,347,683

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 231082108	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS David W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,254,352

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,254,352

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,254,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 231082108	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Sr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		884,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		884,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	884,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 231082108	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
Explanatory Note
     The reporting persons are filing this Amendment No. 6 to Schedule 13D to report (i) the issuance of 685,000 shares of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (the “Company”), to Lewis W. Dickey, Jr., in accordance with the terms of his existing employment agreement with the Company (such shares, the “Deferred Shares”), and (ii) the change in the principal business address of the Company and certain of the reporting persons.
Item 1. Security and Issuer
     This statement relates to the Class A Common Stock of the Company. The principal executive offices of the Company are located at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.
Item 2. Identity and Background
     Item 2(a)–(c) is hereby amended and restated in its entirety to read as follows:
     (a)–(c) This statement is being filed jointly by (1) Lewis W. Dickey, Jr., (2) John W. Dickey, (3) Michael W. Dickey, (4) David W. Dickey, (5) Lewis W. Dickey, Sr., and (6) DBBC, collectively referred to as the reporting persons. The reporting persons have entered into a Joint Filing Agreement, dated as of July 23, 2007, a copy of which is attached hereto as Exhibit 99.1. Neither this statement nor anything contained herein shall be construed as an admission that (a) any reporting person constitutes a “person” for any purposes other than Section 13(d) of the Act or (b) any combination of reporting persons constitutes a “group” for any purpose.
     The principal business address of Lew Dickey, Jr. and John Dickey is c/o Cumulus Media Inc., 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305. The principal business address of Michael Dickey is c/o Dickey Publishing, Inc., 14 Piedmont Center, Suite 1200, Atlanta, Georgia 30305. The principal business address of David Dickey is c/o Dickey Broadcasting Company, 14 Piedmont Center, Suite 1200, Atlanta, Georgia 30305. The principal business address of Lew Dickey, Sr. is 11304 Old Harbor Road, North Palm Beach, Florida 33408. The principal business address of DBBC is 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.
     The principal occupations of Lew Dickey, Jr. and John Dickey are Chairman, President and Chief Executive Officer of the Company and Executive Vice President and Co-Chief Operating Officer of the Company, respectively. The principal occupation of Michael Dickey is Publisher of Dickey Publishing, Inc. The principal occupation of David Dickey is President of Dickey Broadcasting Company. Lew Dickey, Sr. is a private investor.
     DBBC is a Georgia limited liability company and its principal business is to hold the shares of Class A Common Stock that it currently owns. Lew Dickey Jr., John Dickey, Michael Dickey and David Dickey together constitute all of the members of DBBC. Lew Dickey, Jr. is the sole manager and president of DBBC and John Dickey, Michael Dickey and David Dickey are each vice presidents of DBBC.
Item 5. Interest in Securities of the Issuer
     Item 5(a) is hereby amended and restated in its entirety to read as follows:
     (a) For purposes of calculating the percentages set forth in this Item 5, (i) the number of shares of Class A Common Stock outstanding is assumed to be 37,380,650, which represents 36,695,650 shares outstanding as reported by the Company on the cover of its quarterly report on Form 10-Q for the period ended September 30, 2007, plus the 685,000 Deferred Shares, and (ii) the number of shares of the Company’s Class C Common Stock, par value $.01 per share (the “Class C Common Stock”) is assumed to be 644,871, which is the number of shares of Class C Common Stock outstanding as reported by the Company on the cover of its quarterly report on Form 10-Q for the period ended September 30, 2007.
     Lewis W. Dickey, Jr.
     Lew Dickey, Jr. is deemed to beneficially own 5,791,760 shares of Class A Common Stock as follows:
•	2,287,449 shares of Class A Common Stock directly owned;

•	options to purchase 1,348,750 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 1,500,690 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Lew Dickey, Jr. in his capacity as manager of DBBC.
     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Lew Dickey, Jr. would be deemed to beneficially own 5,791,760 shares, or 14.2% of the outstanding shares of Class A Common Stock.
     John W. Dickey
     John Dickey is deemed to beneficially own 3,133,808 shares of Class A Common Stock as follows:
•	1,767,246 shares of Class A Common Stock directly owned; and

•	options to purchase 1,366,562 shares of Class A Common Stock, which are exercisable within 60 days.
     Assuming exercise of all of the foregoing options, John Dickey would be deemed to beneficially own 3,133,808 shares, or 8.1% of the outstanding shares of Class A Common Stock.
     Michael W. Dickey, David W. Dickey and Lewis W. Dickey, Sr.
     Michael Dickey, David Dickey and Lew Dickey Sr. are deemed to beneficially own 1,347,683 shares, or 3.6%, 1,254,352 shares, or 3.4%, and 884,000 shares, or 2.4%, of the outstanding shares of Class A Common Stock, respectively.
     DBBC, L.L.C.
     DBBC is deemed to beneficially own 10,000 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. As manager of DBBC, Lew Dickey, Jr. has voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by DBBC.
     As a result of the arrangements expected to be set forth in the Interim Investor Agreement and various matters described in Item 4, the reporting persons and the Sponsor may collectively be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act. As a consequence, each reporting person and the Sponsor may be deemed to beneficially own all shares of Class A Common Stock beneficially owned by each other reporting person and the Sponsor. To the knowledge of the reporting persons, the Sponsor beneficially owns 123,700 shares, or less than 1%, of the issued and outstanding Class A Common Stock. Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting persons and the Sponsor would collectively beneficially own, in the aggregate, 29.7% of the issued and outstanding Class A Common Stock. Other than as set forth in this Item 5, each reporting person hereby disclaims beneficial ownership of Class A Common Stock owned by any other reporting person or the Sponsor.
     Other than as set forth above with respect to Lew Dickey, Jr. and John Dickey, none of the shares of Class A Common Stock reported in this Item 5 are shares as to which any reporting person has a right to acquire that is exercisable within 60 days. None of the reporting persons nor, to the knowledge of the reporting persons, the Sponsor, beneficially owns any shares of Class A Common Stock other than as set forth herein.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.
Dated: January 3, 2008

*

Lewis W. Dickey, Jr.

/s/ John W. Dickey

John W. Dickey

*

Michael W. Dickey

*

David W. Dickey

*

Lewis W. Dickey, Sr.

DBBC, L.L.C.

By: *

Name: Lewis W. Dickey, Jr.
Title: Manager
By:	/s/ John W. Dickey

John W. Dickey
as Attorney-in-Fact